Exhibit 99.1

Consolidated Financial Statements

Response Biomedical Corporation

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

June 30, 2011 and 2010

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)	June 30,	December 31,
	2011	2010
		(Adjusted - notes 2(a))
	$	$
ASSETS
Current
Cash	2,521,589	4,346,992
Trade receivables, net	1,922,666	1,717,554
Other receivables	78,572	100,885
Inventories [note 5]	2,587,825	3,040,755
Prepaid expenses and other	237,310	201,853
Total current assets	7,347,962	9,408,039
Long-term prepaid expenses	122,700	122,700
Restricted investments [notes 4 and 7[iii]]	911,101	905,112
Property, plant and equipment	8,975,030	9,599,605
Intangible assets [note 8]	49,054	65,534
	17,405,847	20,100,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable, accrued liabilities [note 6]	1,522,104	1,779,989
Lease inducements - current portion [note 7]	483,127	466,388
Deferred revenue - current portion [note 8]	207,422	550,379
Total current liabilities	2,212,653	2,796,756
Lease inducements [note 7]	8,410,883	8,656,744
Deferred revenue [note 8]	123,970	122,880
	10,747,506	11,576,380
Commitments and contingencies [note 11]
Shareholders’ equity
Share capital [note 9[b]]	96,945,332	96,945,332
Contributed surplus [note 9[b]]	12,863,145	12,627,522
Deficit	(103,150,135)	(101,048,244)
Total shareholders’ equity	6,658,342	8,524,610
	17,405,847	20,100,990

On behalf of the Board:

S. Wayne Kay Director	Lewis Shuster Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010

		(Adjusted - note2(a))		(Adjusted - note2(a))
	$	$	$	$

REVENUE
Product sales [note 12]	2,763,979	2,112,424	4,786,435	3,514,958
Cost of sales [note 5 and 9[d]]	1,805,124	1,824,341	3,629,676	3,043,600
Gross profit on product sales	958,855	288,083	1,156,759	471,358

Contract service fees and revenues from collaborative
research arrangements [note 12]	7,125	143,089	455,228	290,034
	965,980	431,172	1,611,987	761,392
EXPENSES
Research and development [note 9[d]]	635,378	1,148,239	1,277,218	2,641,873
General and administrative [notes 9[d] and 10]	585,908	681,020	1,378,219	1,566,004
Marketing and business development [note 9[d]]	269,644	294,326	568,951	663,323
	1,490,930	2,123,585	3,224,388	4,871,200

OTHER EXPENSES (INCOME)
Interest expense [note 7 [iii]]	199,667	213,331	398,961	414,830
Interest income	(4,569)	(762)	(10,390)	(1,500)
Foreign exchange loss (gain)	(363)	(36,878)	100,919	5,014
	194,735	175,691	489,490	418,344
Loss and comprehensive loss for the period	(719,685)	(1,868,104)	(2,101,891)	(4,528,152)

Loss per common share - basic and diluted	(0.02)	(0.07)	(0.05)	(0.18)
Weighted average number of common shares
outstanding	38,950,262	25,467,422	38,950,262	25,467,399

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
June 30, 2011 and 2010

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

[Adjusted - see note 2[a]]	Common Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income / (Loss)	Total Shareholder Equity
Balance at December 31, 2010	$96,945,332	$12,627,522	$(101,048,244)	$-	$8,524,610
Net Income			(2,101,891)		(2,101,891)
Stock-based compensation expense		235,623			235,623
Balance at June 30, 2011	96,945,332	12,863,145	(103,150,135)	-	6,658,342

[Adjusted - see note 2[a]]	Common Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income / (Loss)	Total Shareholder Equity
Balance at December 31, 2009	$89,015,372	$12,068,038	$(91,436,868)		$9,646,542
Net Income			(4,528,152)
Stock-based compensation expense		337,086
Balance at June 30, 2010	89,015,372	12,405,124	(95,965,020)	-	9,646,542

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(719,685)	(1,868,104)	(2,101,891)	(4,528,152)
Add (deduct) items not involving cash:
Amortization of plant and equipment	323,331	329,785	649,950	660,255
Amortization of intangible assets	(450)	16,958	16,480	33,221
Amortization of deferred lease inducements [note 7]	(42,234)	(42,234)	(84,468)	(84,468)
Restricted investments	(3,029)	517	(5,989)	452
Stock-based compensation [note 9 [d]]	108,211	127,280	235,623	337,248
Foreign exchange	(97,840)	(23,697)	(55,459)	2,139
Other non-cash items	-	-	-	-
Changes in non-cash working capital
Trade receivables	108,402	(180,378)	(205,112)	62,018
Other receivables	(28,010)	32,705	22,313	(17,622)
Inventories	308,520	(294,989)	452,930	(1,672,030)
Prepaid expenses and other	(84,473)	(76,083)	(35,457)	(93,605)
Accounts payable and accrued liabilities	(232,871)	566,504	(257,885)	923,241
Deferred revenue	120,056	(3,146)	(341,867)	24,834
Cash used in operating activities	(240,072)	(1,414,882)	(1,710,831)	(4,352,469)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(16,355)	(4,762)	(25,375)	(29,273)
Purchase of intangible assets	-	-	-	(16,644)
Cash used in investing activities	(16,355)	(4,762)	(25,375)	(45,917)

FINANCING ACTIVITIES
Repayment of repayable lease inducement	(73,317)	(65,713)	(144,654)	(129,653)
Proceeds from issuance of common shares
from stock options exercised	-	-	-	324
Cash (used) received in financing activities	(73,317)	(65,713)	(144,654)	(129,329)

Effect of changes in foreign currency rates
on cash and cash equivalents	97,840	23,697	55,459	(2,139)

(Decrease) Increase in cash during the period	(231,904)	(1,461,660)	(1,825,401)	(4,529,854)
Cash and cash equivalents, beginning of period	2,753,495	2,005,277	4,346,992	5,073,471
Cash and cash equivalents, end of period	2,521,591	543,617	2,521,591	543,617

Supplemental Disclosure
Interest paid in cash	194,099	66,774	386,219	268,272
See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP® System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  A large variety of biological molecules and inorganic materials can be targeted. Accordingly, the RAMP® technology is applicable to multiple distinct market segments and many products within those segments.  RAMP® tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) on a going concern basis. These policies are consistent with Canadian generally accepted accounting principles (Canadian GAAP) in all material respects for the Company, except as described in Note 2 below. The Company issued its audited annual consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian GAAP and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in Note 17 to those audited annual consolidated financial statements. The change in generally accepted accounting principles is described in Note 2 below. These unaudited interim consolidated financial statements may not include all Note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010 filed with the appropriate securities commissions. The results of operations for the three-month and six month periods ended June 30, 2011 and 2010 are not necessarily indicative of the results for the full year.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  The Company has sustained continuing losses since its formation and at June 30, 2011, had a deficit of ($103,150,135) and has not generated positive cash flow from operations.  There is significant uncertainty about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of equity financings. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)

The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at June 30, 2011 and its results of operations and its cash flows for the periods  then ended and for all such periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) on a going concern basis. A reconciliation of amounts presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) is detailed in Note 13.

A summary of the significant accounting policies is as follows:

a)	Change in generally accepted accounting policies

The Company historically prepared its consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These adjustments resulted in increase in deficit of $736,558, a decrease in share capital of $69,288 and increase in contributed surplus of $805,846 as at January 1, 2011. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in Note 17. A reconciliation of the differences from U.S GAAP to Canadian GAAP is contained in Note 13.

b)	Basis of consolidation

These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiary, Response Biomedical Inc., an active U.S. company with nominal assets and liabilities and no operations of its own.

c)	Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectability is reasonably assured.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)
2. SIGNIFICANT ACCOUNTING POLICIES (cont’d)

not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refund-ability period has lapsed.

d)	Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in Note 9[c].

The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards to employees that were granted, modified or settled since January 1, 2003.  The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise.  Changes to any of these assumptions could produce different fair values for stock-based compensation.

The Company estimates forfeitures in arriving at its stock option expense.  These estimates are based on a number of factors and assumptions which are reviewed annually.  Changes to these assumptions could result in different stock-based compensation expense in the current and subsequent periods.

The Company’s other significant accounting policies are disclosed in Note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2010. Except as mentioned above, there were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2010.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In 2008, the U.S. Securities and Exchange Commission (SEC) issued a proposed roadmap regarding the potential use of International Financial Reporting Standards (IFRS) by SEC issuers. Under this proposed roadmap, SEC issuers could be required to prepare financial statements under IFRS in fiscal year 2014, 2015 or 2016 depending on the size of the issuer. The roadmap identifies several milestones that SEC will consider in making its final decision in 2011 about whether to proceed with mandatory adoption on IFRS. The Company expects to adopt IFRS as its reporting standard when the SEC requires its domestic registrants in the U.S. to transition to IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company has not assessed the impact of this potential change on its consolidated financial statements.

Effective December 31, 2010 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under authority federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

3. RECENT ACCOUNTING PRONOUNCEMENTS (cont’d)

authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010 — 17 — Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for periods beginning after January 1, 2011. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In October 2009, FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2009, the Company adopted the provisions of ASC 855-10 – Subsequent Events, to establish general standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  The adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

4. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4. FINANCIAL INSTRUMENTS (cont’d)

The Company has classified its cash as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department.  There have been no significant changes in risk since the end of December 31, 2010, the last completed fiscal year that would affect the fairness of the presentation of financial data at this date.

5. INVENTORIES

	June 30, 2011	December 31, 2010
	$	$
Raw materials	903,128	876,180
Work in process	441,864	567,777
Finished goods	1,242,832	1,596,798
	2,587,825	3,040,755

The carrying value of inventory as at June 30, 2011 includes a provision for lower of cost and net realizable value in the amount of $222,271 [December 31, 2010 - $43,277].  For the three and six months ended June 30, 2011, inventory write-downs and obsolescence charges were $275,619 and $315,418 [2010 - $112,539 and $138,400].

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprise:

	June 30, 2011	December 31, 2010
	$	$
Trade accounts payable	585,914	722,104
Employee related accruals	173,455	391,760
Other accrued liabilities	762,735	666,125
Total Accounts payable and accrued liabilities	1,522,104	1,779,989

In accordance with FASB statements 146, included in employee related accruals are costs related to restructuring activities that commenced in September, 2010 and were completed in March, 2011, focusing on a 25% reduction in the workforce.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (con’t)

Termination Benefits
$

Balance at December 31, 2010	240,949
Additional terminations under the plan	125,185
Payments made during the period	(366,134)
Balance as at June 30, 2011	-

The liability is measured using fair value at the date of termination.  All the termination costs are included in general and administrative expenses on the income statement.

7.  LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 11[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$
June 30, 2011
Rent-Free Inducement [i]	814,164	185,448	628,716
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	372,646	1,328,154
Repayable Leasehold Improvement Allowance [iii]	7,814,418	877,279	6,937,139
	10,329,382	1,435,373	8,894,009

December 31, 2010
Rent-Free Inducement [i]	814,164	158,308	655,856
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	315,318	1,385,482
Repayable Leasehold Improvement Allowance [iii]	7,814,418	732,624	7,081,794
	10,329,382	1,206,250	9,123,132

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

7.  LEASE INDUCEMENTS (con’t)

	June 30,	December 31,
	2011	2010
Summarized as to:	$	$
Current Portion
Rent-Free Inducement [i]	54,278	54,278
Non-Repayable Leasehold Improvement Allowance [ii]	114,661	114,661
Repayable Leasehold Improvement Allowance [iii]	314,188	297,449
Current Portion	483,127	466,388

Long-Term Portion
Rent-Free Inducement [i]	574,439	601,578
Non-Repayable Leasehold Improvement Allowance [ii]	1,213,493	1,270,821
Repayable Leasehold Improvement Allowance [iii]	6,622,951	6,784,345
Long-Term Portion	8,410,883	8,656,744

Total	8,894,010	9,123,132

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the three and six month periods ended June 30, 2011 amounted to $13,569 and $27,138 [2010 - $13,569 and $27,138].

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for three and six month periods ended June 30, 2011 amounted to $28,665 and $57,330 [2010 - $28,665 and $57,330].

[iii]
The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the three and six month periods ended June 30, 2011 amounted to $73,317 and $144,654 [2010 - $65,172 and $129,653].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

7.  LEASE INDUCEMENTS (con’t)

Future principal repayments due to be paid are estimated as follows:

June 30,	$
2012	314,188
2013	350,545
2014	391,110
2015	436,369
2016	486,865
Thereafter	4,958,062
6,937,139

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by a term deposit with market value of $881,096 [2010 - $875,052], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

8. DEFERRED REVENUE

	June 30,	December 31,
	2011	2010
	$	$
Beginning balance:
Product sales	154,333	169,279
Contract service fees and revenues from
collaborative research arrangements	518,926	515,701
	673,259	684,980
Additions:
Product sales	293,808	308,244
Contract service fees and revenues from
collaborative research arrangements	-	176,560
	967,067	1,169,784
Recognition of revenue:
Product sales	(180,872)	(323,190)
Contract service fees and revenues from
collaborative research arrangements	(454,803)	(173,335)

Ending balance:
Product sales	267,269	154,333
Contract service fees and revenues from
collaborative research arrangements	64,123	518,926
	331,392	673,259

Summarized as to:
Current Portion
Product sales	181,831	66,641
Contract service fees and revenues from
collaborative research arrangements	25,591	483,738
Current Portion	207,422	550,379

Long-Term Portion
Product sales	85,438	87,692
Contract service fees and revenues from
collaborative research arrangements	38,532	35,188
Long-Term Portion	123,970	122,880

Total	331,392	673,259

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
[Adjusted - see note 2[a]]	#	$	$
Balance, December 31, 2009	25,467,152	89,015,372	12,068,038
Issued for cash:
Private Placement, net of issue costs [i]	13,333,333	7,474,920	-
Exercise of stock options	270	324	-
Exercise of warrants	149,507	373,769	-
Issued for non-cash consideration:
Value of warrants exercised [ii]	-	80,785	(80,785)
Stock-based compensation related to stock options exercised	-	162	(162)
Stock-based compensation [note 9 [d]]	-	-	640,431
Balance, December 31, 2010	38,950,262	96,945,332	12,627,522
Stock-based compensation [note 9 [d]]			235,623
Balance, June 30, 2011	38,950,262	96,945,332	12,863,145

[i]
The Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for a total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

[c]       Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the TSX (“Toronto Stock Exchange”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 742,549 stock options are available for grant at June 30, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

At June 30, 2011, the following stock options were outstanding:

Options outstanding				Options exercisable
June 30, 2011				June 30, 2011
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.00 - 1.99	293,370	3.55	0.82	34,545	1.19
4.00 - 4.99	1,130	0.15	4.90	1,130	4.90
5.00 - 5.99	11,006	0.25	5.22	11,004	5.22
6.00 - 6.99	33,127	1.20	6.76	24,203	6.71
7.00 - 7.99	2,050	1.33	7.27	1,300	7.26
8.00 - 8.99	45,493	1.23	8.80	32,020	8.80
9.00 - 9.99	0	0.00	0.00	0	0.00
10.00 - 10.99	163,330	1.20	10.66	82,067	10.66
11.00 - 99.99	-	-	-	-	-
0.10 – 10.99	549,506	2.37	4.88	186,269	7.70

The options expire at various dates from July 5, 2011 to June 21, 2016.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2008	1,073,260	6.5
Options granted	104,605	1.2
Options forfeited	(2,889)	3.2
Options expired	(101,843)	7.1
Options exercised	-	-
Balance, December 31, 2009	1,073,133	2.9
Options granted	130,238	0.4
Options forfeited	(250,534)	5.1
Options expired	(98,635)	6.5
Options exercised	(270)	1.2
Balance, December 31, 2010	853,938	5.27
Options granted	15,600	0.3
Options forfeited	(75,423)	7.2
Options expired	(174,235)	5.8
Options cancelled	(70,374)	3.8
Options exercised	-	-
Balance, June 30, 2011	549,506	4.88

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended December 31, 2009.  The Company granted 15,600 stock options on June 22, 2011 at an exercise price of $0.34 which equals the closing trading price of the common shares on June 21, 2011.

[d]	Stock-based compensation

For the three and six month periods ended June 30, 2011, the Company recognized compensation expense of $108,211 and $235,623 [2010 - $127,280 and $337,248] as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation (cont’d)

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Six Months Ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$

Cost of sales	8,533	12,870	18,458	25,998
Research and development	19,972	29,524	45,352	60,435
Marketing and business development	4,952	12,100	15,341	26,772
General and administrative	74,754	72,786	156,472	224,043
	108,211	127,280	235,623	337,248

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares.  As at June 30, 2011, 82,500 common shares have been released from escrow leaving a balance of escrow shares of nil.

[f]	Common share purchase warrants

At June 30, 2011, the following common share purchase warrants are outstanding:

	Number of
	common shares	Exercise
Issue Date	issuable	price $	Expiry date
October 28, 2008	1,554,218	$2.00	October 28, 2011
October 31, 2008	145,945	$2.00	October 31, 2011
	1,700,163	$2.00

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)
9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants (cont’d)

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2008	1,700,163	2.00
Warrants issued	4,469,666	2.50
Balance, December 31, 2009	6,169,829	2.36
Warrants issued	(149,507)	2.50
Balance, December 31, 2010	6,020,322	2.36
Warrants issued/exercised	-	-
Warrants expired	(4,320,159)	2.50
Balance, June 30, 2011	1,700,163	2.00

10. RELATED PARTY TRANSACTIONS

The Company retained a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the three and six month period ended June 30, 201, the Company incurred legal expenses from this law firm totaling $0 [2010 - $0 and $15,797] of which none remains outstanding. Subsequent to May 3, 2010, expenses incurred were in the normal course of business.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

11. COMMITMENTS AND CONTINGENCIES

[a]	License agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)
11. COMMITMENTS AND CONTINGENCIES (con’t)

connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.

In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred.    The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the three and six month periods ended June 30, 2011, the Company incurred an expense of $3,500 and $6,000 [2010 - $2,750 and $5,500] for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended June 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties on the sale of products that incorporate the Technology.  For the three and six month periods ended June, 2011, the Company incurred an expense of $134,806 and $204,369 [2010 - $13,322 and $22,868] for royalty and license fees.

[iii]
The company entered into a non-exclusive license and supply agreement, effective June 30, 2009 to purchase certain proprietary materials “Materials” and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of USD$85,000 in 17 equal quarterly payments of USD$5,000 commencing December 31, 2009.  For the three and six month periods ended June 30, 2011, the Company incurred an expense of $4,829 and $9,677 [2010 - $5,079 and $15,238] for license fees.

The minimum annual purchase commitments are as follows:

Total
June 30,	$
2011	76,963
2012	121,217
2013	169,704
2014	178,189
2015	187,099
733,173

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

11. COMMITMENTS AND CONTINGENCIES (con’t)

[b]    Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may, or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]    Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the three and six month periods ended June 30, 2011, the Company incurred an expense of $14,844 and $33,231 [2010 - $1,448 and $8,610] for royalties to the supplier.

[e]	Lease agreements

[i]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 7[iii]].

For the three and six month periods ended June 30, 2011, $454,620 and $834,699 [2010 - $380,026 and $768,273] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 7[i]] and non-repayable leasehold improvement allowance [Note 7[ii]].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

11. COMMITMENTS AND CONTINGENCIES (con’t)

[ii]	The Company entered into a number of operating leases for administrative equipment.

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
June 30,	$	$	$
2012	1,986,676	51,898	2,038,574
2013	2,022,697	51,898	2,074,595
2014	2,060,623	51,898	2,112,521
2015	2,100,584	51,898	2,152,482
2016	2,142,720	51,898	2,194,618
Thereafter	15,969,937	4,325	15,974,262
	26,283,237	263,815	26,547,052

*	Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

12. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three and six month periods ended June 30, 2011, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers [2010 – 100% from three customers].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Asia	7,125	8,797	6,253	17,594
Europe	-	132,789	448,550	132,789
United States	-	1,503	426	139,651
Total	7,125	143,089	455,229	290,034

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12. SEGMENTED INFORMATION (con’t)

For the three and six months ended June 30, 2011, $1,238,555 in product sales were generated from one customer and $2,409,974 from two customers [2010 - $1,765,215 and $2,546,176 from four customers].

Product sales by customer location were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Asia (Japan, China and Other)	1,922,189	1,626,604	3,102,953	2,323,492
United States	507,996	254,580	985,898	608,854
Europe and Middle East	300,857	136,656	585,629	397,337
Canada	18,770	9,569	31,160	27,745
Other	14,167	85,015	80,795	157,530
Total	2,763,979	2,112,424	4,786,435	3,514,958

Product sales by type of product were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	$	$	$	$
Asia	7,125	8,797	6,253	17,594
Europe	-	132,789	448,550	132,789
United States	-	1,503	426	139,651
Total	7,125	143,089	455,229	290,034

13. RECONCILATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with U.S. GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with Canadian GAAP. No material adjustments arise in the reconciliation of the consolidated statements of loss, comprehensive loss and cash flows, from U.S. to Canadian GAAP.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

13. RECONCILATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (con’t)

Reconciliation of the consolidated balance sheets:

	Common Stock	Contributed Surplus	Deficit	Notes
As at June 30, 2011	$	$	$
Stated in accordance with U.S. GAAP	96,945,332	12,754,934	(102,430,449)
Re-pricing of options	-	(442,846)	442,846	(a)
Redemption loss	69,288	-	(69,288)	(b)
Escrow shares released	-	(363,000)	363,000	(b)
Stated in accordance with Canadian GAAP	97,014,620	11,949,088	(101,693,891)

	Common Stock	Contributed Surplus	Deficit
As at December 31, 2010	$	$	$
Stated in accordance with U.S. GAAP	96,945,332	12,627,522	(101,048,244)
Re-pricing of options	-	(442,846)	442,846	(a)
Redemption loss	69,288	-	(69,288)	(b)
Escrow shares released	-	(363,000)	363,000	(b)
Stated in accordance with Canadian GAAP	97,014,620	11,821,676	(100,311,686)

(a)
For purposes of reconciliation from U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under FASB ASC Topic 718 such re-pricings are not subject to variable plan accounting. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

(b)
Under U.S. GAAP for compensatory shares, the excess of the fair value of the shares in escrow over the nominal value paid is recorded as services are performed. As at December 31, 2010 all the shares previously held in escrow account have been released. For the year ended December 31, 2010 there is no reconciliation difference related to these escrow shares.

14. ACCOUNTING FOR TAX UNCERTAINTIES

The amount of liability for unrecognized tax benefits as of June 30, 2011 is nil.

The Company recognizes interest and penalties related to income taxes in interest income (expense).  To date, the Company has not incurred any significant interest and penalties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. SUBSEQUENT EVENTS

On July 29, 2011, the Company received a Notice of Claim with respect to a contract dispute with a former PhD student.  The outcome of the claim is not determinable at this point.  The Company does not believe that the claim will have a material adverse effect on the Company’s financial condition or results of operations.